December 18, 2014

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Stark Beneficial, Inc.
File Reference No. 000-54731

We were previously the independent registered public accounting firm for Stark Beneficial, Inc. and under the date of September 11, 2014, we reported on the financial statements of Stark Beneficial, Inc., as of May 31, 2014 and 2013, and for each of the two years in the period ended May 31, 2014.

Effective December 17, 2014 we were dismissed as the independent registered public accounting firm. We have read Stark Beneficial, Inc.’s disclosures included in Item 4.01 “Changes in Registrant’s Certifying Accountant” on Stark Beneficial Inc.’s Form 8-K dated December 15, 2014 be filed with the Securities and Exchange Commission and we agree with such statements as they pertain to Salberg & Company, P.A.

Very truly yours,

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants